UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES ACT OF 1933
Release No. 9853 / June 23, 2015

ADMINISTRATIVE PROCEEDING
File No. 3-16529

In the Matter of **the Registration Statement of** **Visual Acumen, Inc.** **432 Maple Hill Avenue** **Newington, CT 06111-3419** **Respondent.**	**ORDER MAKING FINDINGS AND SUSPENDING THE EFFECTIVENESS OF REGISTRATION STATEMENT PURSUANT TO SECTION 8(d) OF THE SECURITIES ACT OF 1933**

I.

The Securities and Exchange Commission (the "Commission") deems it appropriate and in the public interest to accept the Offer of Settlement (the "Offer") submitted by Visual Acumen, Inc. ("Respondent"), pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on May 11, 2015, pursuant to Section 8(d) of the Securities Act of 1933 (the "Securities Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Suspending the Effectiveness of Registration Statement pursuant to Section 8(d) of the Securities Act of 1933 (the "Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that:

A.   RESPONDENT

1.   Respondent is a Florida corporation headquartered in Newington, Connecticut.

2.   On February 5, 2014, Respondent filed a Form S-1 registration statement seeking to register the offer and sale of 3,000,000 common shares in a $33,000 public offering. The registration statement was amended on May 1, 2014, and became effective on May 9, 2014 (together, the "Registration Statement").

B.   MATERIAL UNTRUE STATEMENTS AND OMISSIONS

3.   The Registration Statement includes untrue statements of material facts and omits to state material facts necessary to make the statements contained therein not misleading, for example:

a.   The Registration Statement states that Respondent has a business plan to develop a process for extracting descriptive data from images, has "no plans to change our business activities or to combine with another business and [is] not aware of any events or circumstances that might cause us to change our plans." These disclosures are untrue and misleading because the business plan of Respondent, at all material times, was to combine with another business.

b.   The Registration Statement states that Respondent "intends to use the proceeds from this offering to create the business and marketing plan." These disclosures are untrue and misleading because Respondent used, and intended to use, all proceeds from the offering to pay professional and other fees related to Respondent's public status, not for the purported business plan set forth in the Registration Statement.

c.   The Registration Statement states that Respondent is "entirely dependent on the efforts of our sole officer and director," who "is the only 'parent' or 'promoter' of the company," will exclusively make "[a]ll decisions regarding the management of the Company's affairs," and "will continue to control the operations of the Company" after the offering. These disclosures are untrue and misleading because Respondent has been dependent on and controlled by undisclosed control persons, parents and promoters.

d.   The Registration Statement states that "[o]ur sole officer and director will sell the common stock upon effectiveness of this registration statement on a best efforts basis," and "will be responsible to market and sell these securities." These disclosures are untrue and misleading because Respondent's sole officer and director has had no responsibility for or involvement in the marketing and sale of the securities in the registered offering.

        e.   The Registration Statement states that "[i]t is our belief [Respondent's sole officer and director] had such knowledge and experience in financial and business matters that he was capable of evaluating the merits and risks of the investment and therefore did not need the protections offered their [sic] shares under Securities and Act of 1933 [sic], as amended. [Respondent's sole officer and director] certified that he was purchasing the shares for their [sic] own accounts, with investment intent." These disclosures are untrue and misleading because Respondent's sole officer and director does not have the described knowledge or experience in financial or business matters, did not purchase the described shares, and did not make the described certification.

        f.   The Registration Statement claims that there was a capital contribution of $9,000 by Respondent's sole officer and director on October 7, 2013. This disclosure is untrue and misleading because Respondent's sole officer and director did not make such capital contribution.

IV.

In view of the foregoing, the Commission deems it appropriate and in the public interest to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 8(d) of the Securities Act, that the effectiveness of the May 9, 2014 Registration Statement filed by the Respondent is suspended.

For the Commission, by its Secretary pursuant to delegated authority.

        Brent J. Fields
        Secretary